Linkage Global Inc

December 13, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rucha Pandit
Dietrich King

Re:	Linkage Global Inc
Registration Statement on Form F-1, as amended
Initially Filed on September 1, 2023
File No. 333-274326

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Linkage Global Inc hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on December 18, 2023, or as soon thereafter as practicable.

Very truly yours,

Linkage Global Inc

By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer